Exhibit 99.1

Points International Launches Incentify by Points.com, Offering eCommerce Merchants
Access to Loyalty Currencies Collected by over 160 million Members

With New App Launching Initially on the Shopify Platform, Online Merchants Can Use Leading Loyalty
Currencies Collected by Millions to Incent Online Merchants through Points.com and Shopify

TORONTO (September 26, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has launched Incentify by Points.com, a new online merchant loyalty application. Online merchants can now offer points, miles and rewards from a variety of the world’s top loyalty programs to their customers as an incentive for purchases.

Through a strategic partnership with leading eCommerce platform provider Shopify, Points.com is bringing its understanding of the loyalty market into the rapidly changing eCommerce arena. Participating loyalty programs include Alaska Mileage Plan™, American Airlines AAdvantage®, Best Buy Reward Zone®, Frontier EarlyReturns®, HawaiianMiles® and US Airways® Dividend Miles®.

Incentify allows online merchants to reach a large consumer audience quickly, boosting their own growth goals by incentivizing customers with loyalty rewards from programs they are already participating in. There are over 160 million members in the participating loyalty programs so Shopify merchants can now offer an immediately valuable incentive that will more effectively engage their customers.

“Innovative commerce platforms such as Shopify are beginning to dominate the long tail of ecommerce. We are thrilled to work with the emerging leaders in the space to bring the world’s largest loyalty brands’ points/miles to merchants in these new ecommerce networks in an effort to help drive larger and more frequent purchases,” said Christopher Barnard, President of Points International. “We are excited to be able to distribute our Loyalty Partners’ currencies through this unique offering. More ways to earn points and miles leads to even greater engagement in their programs.”

Incentify provides a mutually beneficial relationship between online merchants and loyalty programs. Small-to-medium sized online merchants not traditionally serviced through loyalty programs now have access to the world of points, miles and rewards. Alternatively, by participating in Incentify, loyalty programs are exposed to the large merchant bases of the leading eCommerce platform providers.

“As the leader in the loyalty space, Points International was a natural fit for our first foray into loyalty,” said David Underwood, Developer Advocate at Shopify. “Incentify by Points.com gives our merchants yet another value proposition for choosing Shopify and in the end offers more options to consumers looking to make purchases online.”

For merchants looking to add Incentify by Points.com to their existing online stores, implementation is easy. The app is purpose-built to seamlessly integrate into the Shopify e-Commerce platform enabling Shopify customers to have instant access to the world’s largest loyalty programs.

About Points International Ltd. –

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (www.blog.points.com).

About Shopify

Shopify is an online SaaS e-commerce platform that allows individuals to create online stores. The platform currently hosts over 16,000 online retailers, including: Angry Birds, Amnesty International, General Electric, Tesla Motors, Foo Fighters, Beastie Boys, and Evisu Jeans. Shopify was founded in 2006 by two snowboarding enthusiasts who wanted to create a better way to sell their snowboards online. Shopify is located in Ottawa, Canada, and has over 70 employees. On December 12, 2010, Shopify announced the acquisition of $7 million in Series A funding from Bessemer Venture Partners, FirstMark Capital, and Felicis Ventures. For press inquiries, contact press@shopify.com

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com